SEPTEMBER 27, 2016

VIA EDGAR AND FEDEX

Robert F. Telewicz, Jr.

Branch Chief

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:            HCP, Inc.

Form 10-K for the fiscal year ended December 31, 2015

Filed on February 9, 2016

File Number: 001-08895

Dear Mr. Telewicz:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the United States (“U.S.”) Securities and Exchange Commission (the “Commission”) dated September 13, 2016. For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in bold print. References to “we”, “our” or the “Company” in this response are to HCP, Inc.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 42

1.            It appears that your measure of Funds Available for Distribution can be used as a non-GAAP liquidity measure. Please explain to us how you have considered question 102.05 of the C&DI related to Non-GAAP Financial Measures in drafting your Non-GAAP disclosures related to FAD. In particular, explain to us how you determined presentation of FAD on a per share basis would be appropriate in light of this guidance.

Response: We respectfully advise the Staff that we considered C&DI Question 102.05 (as revised on May 17, 2016) in drafting our disclosures related to the Company’s FAD (or “FAD”) and determined that the presentation of FAD on a per share basis would be appropriate in light of this guidance. C&DI Question 102.05 states, in part (emphasis added):

Robert F. Telewicz, Jr.

U.S. Securities and Exchange Commission

September 27, 2016

Item 10(e) recognizes that certain non-GAAP per share performance measures may be meaningful from an operating standpoint. Non-GAAP per share performance measures should be reconciled to GAAP earnings per share. On the other hand, non-GAAP liquidity measures that measure cash generated must not be presented on a per share basis in documents filed or furnished with the Commission, consistent with Accounting Series Release No. 142. Whether per share data is prohibited depends on whether the non-GAAP measure can be used as a liquidity measure, even if management presents it solely as a performance measure.  When analyzing these questions, the staff will focus on the substance of the non-GAAP measure and not management’s characterization of the measure.

Although other REITs may calculate their FAD differently or use their FAD as a measure of liquidity, we do not believe: (i) it is appropriate to use the Company’s FAD as a liquidity measure, (ii) that the substance of the Company’s FAD is that of a liquidity measure, or (iii) that using the Company’s FAD as a liquidity measure would be useful to analysts or investors. Item 10(e)(1)(ii) of Regulation S-K states, in part (emphasis added):

(ii) A registrant must not:

(A) Exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA);

FAD excludes several items which require cash settlement that would be necessary to appropriately evaluate our liquidity and ability to pay dividends to shareholders. More specifically, FAD excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, (iv) severance-related expenses and (v) actual cash receipts from interest income recognized on loans receivable (in contrast to our FAD adjustment to exclude non-cash interest and depreciation related to our investments in direct financing leases). Furthermore, FAD is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. In addition, approximately the same number of adjustments is required to reconcile FAD to net income (loss) applicable to common shares as would be required to reconcile FAD to net cash provided by operating activities.

Robert F. Telewicz, Jr.

U.S. Securities and Exchange Commission

September 27, 2016

Based on the nature of these adjustments, we believe FAD, as defined by the Company, is a measure used to evaluate our earnings performance as a REIT. In this regard, FAD frequently is used by analysts, investors and other interested parties as a key supplemental benchmark to measure our operating performance and profitability. For these reasons, FAD, as a performance measure, is: (i) included as part of our Annual Operating Plan presented to and approved by our Board of Directors, (ii) reported in our quarterly earnings releases, (iii) discussed on earnings calls and with investors as a performance benchmark and (iv) one of the performance criteria in determining a portion of our named executive officers’ compensation, as described in our 2016 Proxy Statement.

Given our view that the Company’s FAD is a performance measure and that it would not be appropriate to use the Company’s FAD as a liquidity measure and given the manner in which analysts, investors and other interested parties use the Company’s FAD, we continue to believe it is appropriate to present FAD on a per share basis in our SEC filings and furnished earnings releases and that such approach remains consistent with Item 10(e) of Regulation S-K and C&DI Question 102.05 (as revised on May 17, 2016). Notwithstanding our response herein, we will provide an expanded discussion on the use and limitations of the Company’s FAD in future periodic filings. We respectfully direct the Staff to our response in comment No. 2 below for such disclosure.

2.            Please expand your disclosure to provide a more detailed discussion of the reasons why management believes the measures of FFO as adjusted and FAD are useful non-GAAP measures for investors.

Response: We respectfully advise the Staff that we expanded the disclosure in our second quarter 2016 Form 10-Q to provide a more detailed discussion of the reasons why management believes the measure of FFO as adjusted is a useful non-GAAP measure. We will further expand our disclosure in future periodic filings to state (bold underlined text denotes 2Q16 Form 10-Q expanded disclosure and italics underlined text denotes future filings’ expanded disclosure):

FFO as adjusted:

Management believes that FFO as adjusted provides a meaningful supplemental measurement of our FFO run-rate and is frequently used by analysts, investors and other interested parties in the evaluation of our performance as a REIT. At the same time that NAREIT created and defined its FFO measure for the REIT industry, it also recognized that “management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community.” We believe stockholders, potential investors and financial analysts who review our operating performance are best served by an FFO run-rate earnings measure that includes, in addition to adjustments made

Robert F. Telewicz, Jr.

U.S. Securities and Exchange Commission

September 27, 2016

to arrive at the NAREIT defined measure of FFO, other adjustments to net income (loss). FFO as adjusted is used by management in analyzing our business and the performance of our properties, and we believe it is important that stockholders, potential investors and financial analysts understand this measure used by management. We use FFO as adjusted to: (i) evaluate our performance in comparison with expected results and results of previous periods, relative to resource allocation decisions, (ii) evaluate the performance of our management, (iii) budget and forecast future results to assist in the allocation of resources, (iv) assess our performance as compared with similar real estate companies and the industry in general and (v) evaluate how a specific potential investment will impact our future results. Other REITs or real estate companies may use different methodologies for calculating an adjusted FFO measure, and accordingly, our FFO as adjusted may not be comparable to those reported by other REITs.

FAD:

Although our FAD computation may not be comparable to that of other REITs, management believes FAD provides a meaningful supplemental measure of our performance and is frequently used by analysts, investors, and other interested parties in the evaluation of our performance as a REIT. We believe FAD is an alternative run-rate earnings measure that improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITS more meaningful. FAD does not represent cash generated from operating activities determined in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs as it excludes the following items which generally flow through our cash flows from operating activities: (i) adjustments for changes in working capital or the actual timing of the payment of income or expense items that are accrued in the period, (ii) transaction-related costs, (iii) litigation settlement expenses, (iv) severance-related expenses and (v) actual cash receipts from interest income recognized on loans receivable (in contrast to our FAD adjustment to exclude non-cash interest and depreciation related to our investments in direct financing leases). Furthermore, FAD is adjusted for recurring capital expenditures, which are generally not considered when determining cash flows from operations or liquidity. FAD is a non-GAAP supplemental financial measure and should not be considered as an alternative to net income (loss) determined in accordance with GAAP.

Robert F. Telewicz, Jr.

U.S. Securities and Exchange Commission

September 27, 2016

Segment NOI and Adjusted NOI, page 45

3.            Please tell us what consideration you have given to providing a discussion of the reason for changes in your non-same property portfolio (i.e. quantifying the change due to dispositions, redevelopment, acquisitions etc.).

Response: Based on our discussions with the Staff, we understand that this comment is specific to understanding the change in our senior housing segment’s non-same property portfolio. The reasons for the material changes to our senior housing segment’s non-same property portfolio are (i) the transition of 48 senior housing properties from its triple-net lease portfolio to RIDEA II as part of the Brookdale Transaction and (ii) our RIDEA III acquisition of 35 senior housing properties. We respectfully advise the Staff that in order to improve our disclosure in future periodic filings, we will provide a discussion of the reasons for material changes in our non-same property portfolio.

Item 8. Financial statements and supplementary data, page 67

Notes to consolidated financial statements, page 74

Note 3. Brookdale Lease Amendments and Terminations and the Formation of Two RIDEA Joint Ventures (“Brookdale Transaction”), page 82

4.            Please clarify for us how you have accounted for the NNN Lease Restructuring and the basis for your conclusions. Cite any relevant accounting literature in your response. In your response, please explain to us whether you accounted for the transaction as the termination of the pre-existing lease and creation of a new lease, and how you determined the lease-related intangibles, initial direct costs and straight-line rent receivables associated with the previous leases should be amortized prospectively over the new lease term. Reference is made to ASC Topic 840-10-35-4.

Response: We respectfully direct the Staff to our Pre-Clearance Letter dated June 16, 2014, which outlines our accounting for the NNN Lease Restructure, and Confirming Letter dated August 1, 2014, which references our discussion with the Staff on July 22, 2014, confirming our understanding that the Staff would not object to the conclusions reached regarding the accounting for the NNN Lease Restructure.

5.            Please provide us with a more detailed description of the effective offset of $53 million related to the NNN Lease Restructuring transactions. In your response explain to us how you have accounted for this portion of the transaction and the basis for your conclusions. Cite any relevant accounting literature in your response.

Response: We respectfully direct the Staff to our Pre-Clearance Letter dated June 16, 2014, which outlines our accounting for the NNN Lease Restructure, and Confirming Letter dated August 1, 2014, which references our discussion with the Staff on July 22, 2014, confirming our understanding that the Staff would not object to the conclusions reached regarding the accounting for the NNN Lease Restructure.

Robert F. Telewicz, Jr.

U.S. Securities and Exchange Commission

September 27, 2016

Note 4. Other real estate property investments, page 85

6.            We note your disclosure of 2015 other real estate acquisitions. Please tell us why you did not include results of operations for these acquisitions in the unaudited pro forma consolidated results of operations numbers that you provided. Reference is made to ASC 805-10-50-3.

Response: We respectfully advise the Staff that, pursuant to our accounting policy to evaluate the materiality of business combinations in order to comply with the disclosure requirements of Accounting Standards Codification 805, Business Combinations (“ASC 805”) (see below), we concluded that the “2015 other real estate acquisitions” were not material, either individually or collectively.

Please note that, in accordance with our accounting policy discussed below, although we concluded that our 2015 RIDEA III acquisition and the “2015 other real estate acquisitions” were not quantitatively material, we concluded that our RIDEA III acquisition was individually qualitatively material. This conclusion was reached due to RIDEA III significantly increasing our RIDEA platform and RIDEA-related revenue (i.e., resident fees and services). As a result, we disclosed the unaudited pro forma consolidated results of operations related to such acquisition pursuant to the disclosure guidance in ASC 805. ASC 805-10-50-3 states (emphasis added):

For individually immaterial business combinations occurring during the reporting period that are material collectively, the acquirer shall disclose the information required by (e) through (h) in the preceding paragraph in the aggregate.

Due to concluding that our 2015 RIDEA III was individually material and providing the required ASC 805 disclosures, the remaining “2015 other real estate acquisitions” were determined to not be material, either individually or collectively. Therefore, the Company concluded that it was not required to disclose the related unaudited pro forma consolidated results of operations for the “2015 other real estate acquisitions.”

Within our accounting policy, we have established quantitative thresholds and qualitative factors to assess business combinations, both individually and collectively, for materiality under ASC 805. Quantitative thresholds include:

•     Net assets acquired as a percentage of our total shareholders’ equity as of the end of the most recent fiscal year;

Robert F. Telewicz, Jr.

U.S. Securities and Exchange Commission

September 27, 2016

•      Total assets acquired as a percentage of our total assets as of the end of the most recent fiscal year; and

•      Income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle as a percentage of our total such income for the most recent fiscal year.

Qualitative factors include, but are not limited to:

•      Role the business combination plays in establishing new relationships, segments, or geographic presence;

•      Potential for the business combination to grow in the future (e.g., planned development or future options);

•      Importance of the business combination to the execution of our business plan and strategic goals; and

•      Expectation that users of our consolidated financial statements would consider the business combination to be relevant to their understanding of our consolidated financial statements.

We respectfully advise the Staff that we will include the following disclosure within Note 2, Summary of Significant Accounting Policies, to our Form 10-K for the fiscal year ended December 31, 2016:

The Company evaluates the materiality of business combinations, both individually and collectively, utilizing established quantitative thresholds (e.g., comparisons to total assets, shareholders equity and income from continuing operations) and qualitative factors in order to comply with business combination disclosure requirements. Qualitative factors may include the current role, importance, and expectation the business combination has (or will have) in the Company’s business plan, strategic goals and future operations.

Robert F. Telewicz, Jr.

U.S. Securities and Exchange Commission

September 27, 2016

In connection with responding to your comments, we acknowledge that:

•      we are responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. Should you have any questions, please call the undersigned at (949) 407-0707.

Very truly yours,

/s/ THOMAS M. HERZOG
Thomas M. Herzog
Executive Vice President and
Chief Financial Officer

cc:      Troy E. McHenry, Esq.

Scott A. Anderson

Rochelle Rausch